SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3
to

SCHEDULE TO
(Rule 13e-4)

TENDER OFFER STATEMENT
Under
SECTION 14(d)(1) OR 13(e)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934

SANMINA-SCI CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

800907 10 7
(CUSIP Number of Class of Securities of Underlying Common Stock)

Jure Sola
Chairman and Chief Executive Officer
Sanmina-SCI Corporation
2700 North First Street
San Jose, CA 95134
(408) 964-3500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Christopher D. Mitchell, Esq.
Wilson Sonsini Goodrich & Rosati,
Professional Corporation
650 Page Mill Road
Palo Alto, California 94304-1050
(650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee (1)

$312,723,672	$28,770.58

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 22,676,183 shares of common stock of Sanmina-SCI Corporation having an aggregate value of $312,723,672 as of January 31, 2003 will be exchanged and/or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $92.00 per each $1.0 million of the value of the transaction.

(1)	Previously paid.

☐    Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable
Form or Registration No.: Not applicable
Filing Party: Not applicable
Date Filed: Not applicable

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐    third party tender offer subject to Rule 14d-1.
☒    issuer tender offer subject to Rule 13e-4.
☐    going-private transaction subject to Rule 13e-3.
☐    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

Introductory Statement.
SIGNATURE
INDEX TO EXHIBITS

Introductory Statement.

     This Amendment No. 3 (“Amendment No. 3”) to the Tender Offer Statement on Schedule TO filed by Sanmina-SCI Corporation (the “Company”) with the Securities and Exchange Commission (the “SEC”) on February 3, 2003, as amended by Amendment No. 1 to the Tender Offer Statement on Schedule TO filed with the SEC on February 6, 2003 and Amendment No. 2 to the Tender Offer Statement on Schedule TO filed with the SEC on February 24, 2003 (collectively, the “Schedule TO”), amends and supplements the Schedule TO relating to an offer by the Company to exchange outstanding options to purchase shares of the Company’s common stock, as set forth in the Schedule TO, held by eligible employees of the Company or its subsidiaries for new options to purchase shares of the Company’s common stock (the “Offer to Exchange”).

     Except as amended hereby, all of the terms of the Offer to Exchange remain unchanged. This Amendment No. 3 amends and supplements the Schedule TO to (i) remove the third sentence of A22 of the Summary Term Sheet of the Offer to Exchange and (ii) amend and restate A23 of the Summary Term Sheet of the Offer to Exchange in its entirety as follows:

“You may withdraw your tendered options at any time before the Offer expires at 5:00 p.m., Pacific Time, on March 4, 2003. If we extend the Offer beyond that time, you may withdraw your tendered options at any time until the extended expiration of the Offer. In addition, if we have not accepted your tendered options for exchange by March 31, 2003, you may withdraw your tendered options at any time thereafter. To withdraw tendered options, you must deliver to your local Human Resources Representative, a signed Notice to Change Election From Accept to Reject, with the required information while you still have the right to withdraw the tendered options. Once you have withdrawn options, you may re-tender options only by again following the delivery procedures described above prior to the expiration of the Offer. (Pages 20 and 21)”

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 to Schedule TO is true, complete and correct.

SANMINA-SCI CORPORATION

By: /s/ Jure Sola Jure Sola Chairman and Chief Executive Officer

Date: February 28, 2003

INDEX TO EXHIBITS

Exhibit
Number	Description

(a)(1)(i) *	Offer to Exchange Certain Outstanding Options for New Options, dated February 3, 2003.
(a)(1)(ii) *	Memorandum from Carmine Renzulli dated February 3, 2003.
(a)(1)(iii) *	Election Form.
(a)(1)(iv) *	Form of Promise to Grant Stock Option.
(a)(1)(v) *	Form of Notice to Change Election from Accept to Reject.
(a)(1)(vi) *	Transactions and Arrangements Concerning Options.
(a)(1)(vii)	Sanmina-SCI Corporation Annual Report on Form 10-K for its fiscal year ended September 28, 2002, previously filed with the Securities and Exchange Corporation on December 4, 2002 and incorporated herein by reference.
(a)(1)(viii) +	Summary, Sanmina-SCI Voluntary Stock Option Exchange Program.
(d)(1)	Sanmina-SCI Corporation 1999 Stock Plan and form of agreement thereunder, incorporated by reference to Exhibit 4.3 of Sanmina-SCI’s Registration Statement on Form S-8 filed with the SEC on May 25, 1999 (SEC File No. 333-79259).
(d)(2) *	Sanmina-SCI Corporation 1999 Stock Plan Prospectus.

*	Previously filed as an exhibit to the Schedule TO filed with the Securities and Exchange Commission on February 3, 2003 (SEC File No. 005-44420).

+	Previously filed as an exhibit to the Amendment No. 1 to Schedule TO filed with the Securities and Exchange Commission on February 6, 2003 (SEC File No. 005-44420)